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                                                               [LOGO OF TELECOM]
                                                                     NEW ZEALAND


                                 MEDIA RELEASE

                      TELECOM-AAPT INTEGRATION PROGRESSED

The integration of Telecom New Zealand and AAPT is progressing rapidly with the announcement today of key management changes in the enlarged Australasian group.

Chief Executive Theresa Gattung said the Internet and Mobile businesses of Telecom and AAPT have been brought together into two trans Tasman business units, each under an integrated management team.

Graham Mitchell now leads the Internet business, bringing XTRA and Telecom Directories in New Zealand together with connect.com.au in Australia. Mr Mitchell was previously Telecom's General Manager, Internet Services and he will now relocate to Sydney.

Mohan Jesudason now leads the Mobile business, bringing together Telecom Mobile in New Zealand and AAPT's mobile activities in Australia. Mr Jesudason was previously Telecom's General Manager, Mobile. He will remain based in Wellington.

Ms Gattung said David Bedford will become the Sydney-based Chief Operating Officer of AAPT, the group's major voice and data business in Australia. Mr Bedford was previously Telecom's General Manager, Networks.

"We're integrating Telecom and AAPT into an Australasian-wide online and communications group, committed to best performance in our regional markets," she said. "Bringing the businesses together in this way will enable us to capture synergies between them and drive growth across the group overall."

With the completion of Telecom's takeover of AAPT, Ron Nissen, the acting Chief Executive of AAPT, has stepped down from that position and decided to leave the group to pursue other business interests.

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"We understand Ron's decision to leave and wish him every success in the next stage of his career," Ms Gattung said.

The enlarged Telecom group will include six business units including the Australian-based units of AAPT and TCNZ Australia, the Internet and Mobile operating on both sides of the Tasman, and the New Zealand-based units of Telecom Sales & Service and esolutions.

"The business units will have significant operating autonomy, drawing on the capabilities provided by Group-wide Networks and Information Technology units," Ms Gattung said.

Simon Moutter, previously General Manager, Network Delivery, is now the group's General Manager, Networks, while Mark Ratcliffe, previously General Manager, Data & Voice, is now the group's Chief Information Officer.

Ms Gattung said Telecom's corporate units, based in Wellington and including AAPT personnel who will remain based in Sydney, will provide strategic-level support for all the business units.

"The integration of Telecom and AAPT is ongoing, with more key decisions on systems, processes, branding and other matters to be made over the next few months," she said.

"Expansion in Australia is a core strategy for the group, and we're putting in place a strong platform for expansion through AAPT and TCNZ Australia, and the focused Internet and Mobile businesses."



For further information, contact:

In New Zealand                             In Australia
Martin Freeth                              Jessamy Mahony
Tel: 64 4 498 9361                         Tel: 61 2 9377 7916
Mob: 025 242 0174                          Mob:  61 414 344 653
Martin.freeth@telecom.co.nz                jmahony@aapt.com.au